EXHIBIT 99.1

DEFI TECHNOLOGIES INC. ANNOUNCES 2026 AGM VOTING RESULTS

TORONTO, July 7, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"),  is pleased to provide the voting results from the Annual and Special Meeting of shareholders in accordance with the policies of the Cboe Canada Exchange.

The Company announces that the nominees listed in the management proxy circular dated May 20, 2026 (the "Circular") for the 2026 annual and special meeting of shareholders of the Company (the "Meeting") were elected as directors of the Company. Shareholders at the Meeting also approved the appointment of the Company's auditors.

Detailed results of the vote for the election of directors held at the Virtual Meeting on June 29, 2029.

Election of Directors

The shareholders approved the election of the persons listed below as directors, as follows:

Nominee	% Votes For	% Votes Withheld
Johan Wattenstrom	75.602	24.398
Mikael Tandetnik	88.802	11.198
Chase Ergen	94.852	5.198
Per Von Rosen	93.767	6.293
Silvia Andriotto	87.301	12.699
Jonathan Dimitry	95.005	4.995

Shareholders voted 92.276% in favour of the approval of the appointment of the Company's auditors, with 4.967% of shareholders withholding their vote on the appointment of auditors.

Shareholders at the Meeting also approved the Company's share consolidation with 73.271% in favour and 26.729% against. The Shareholders at the Meeting also approved the Company's Amendment to By-Law No.1 with 90.420% in favour and 9.580% against. Shareholders at the Meeting also approved the Company's Advance Notice By-Law No. 2 with 64.279% in favour and 35.721% against.

A total of 123,237,762 common shares were voted in connection at the Meeting, representing approximately 31.77% of the issued and outstanding common shares of the Company.

The Company's board would like to express its gratitude to its shareholders for their participation and support.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets.

Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

Analyst Coverage of DeFi Technologies
A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.
For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the listing of Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001985840

For further information: For further information, please contact: Johan Wattenström, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 16:30e 07-JUL-26